 Exhibit 99.1

SNDL Announces Renewal of Share Repurchase Program

CALGARY, AB, Nov. 13, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that its board of directors (the "Board") has approved the renewal of its share repurchase program (the "Share Repurchase Program") upon the expiry of its current share repurchase program on November 20, 2023. The Share Repurchase Program authorizes the Company to repurchase up to C$100 million (the "Share Repurchase Amount") of its outstanding common shares ("shares") from time to time at prevailing market prices, enabling SNDL to opportunistically return value to shareholders.

Pursuant to the Share Repurchase Program, SNDL may purchase shares from time to time at the discretion of management through open market purchases, privately negotiated transactions, block trades, derivatives, accelerated or other structured share repurchase programs, or other means. The manner, timing, pricing and amount of any transactions will be subject to the discretion of SNDL and may be based upon market conditions, regulatory requirements and alternative opportunities that SNDL may have for the use or investment of its capital.

Notwithstanding the Share Repurchase Amount, SNDL may only repurchase a maximum of approximately 13.1 million shares under the Share Repurchase Program, representing 5% of the issued and outstanding shares when the Share Purchase Program commences. Subject to the foregoing limitations, the Share Repurchase Program will commence on November 21, 2023, and expire on November 20, 2024. The Share Repurchase Program does not obligate the Company to repurchase any minimum number of shares and repurchases may be suspended or terminated at any time at the Company's discretion.

The Company will determine the actual number of shares that may be repurchased pursuant to the Share Repurchase Program and the timing of any repurchases.

The price which the Company will pay for any such shares will be the prevailing market price at the time of repurchase, subject to certain limitations imposed by applicable securities laws. All shares repurchased pursuant to the Share Repurchase Program will be returned to treasury for cancellation, and all such repurchases will be made on the open market through the facilities of Nasdaq or by such other means as may be permitted under applicable securities laws during the term of the Share Repurchase Program.

Under the Company's current share repurchase program, which commenced on November 21, 2022, the Company previously sought to repurchase up to C$100 million or 13.1 million shares. As of November 10, 2023, the Company had repurchased an aggregate of 2.9 million shares for cancellation under its current share repurchase program at a weighted average price of approximately C$2.78 per share.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."
SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

Forward-Looking Statements Cautionary Statement

This news release includes statements containing certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities law (collectively, "forward-looking statements"). Forward-looking statements in this release include, but are not limited to, the date of commencement and expiry of the Share Repurchase Program, the number of shares to be repurchased, and the methods of such repurchases, if any, pursuant to the Share Repurchase Program. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:05e 13-NOV-23